SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                           LUKENS MEDICAL CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock $.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  549870 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

  Susan W. Carlson, 150 2nd Ave. N., Suite 1100, St. Petersburg, FL 33701
                         Telephone Number (813) 898-6692
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 12, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   549870 10 3
            --------------


-------------------------------------------------------------------------------
         1) Names of Reporting Persons.
            Treesa Spencer
-------------------------------------------------------------------------------

            S.S. or I.R.S. Identification Nos. of Above Persons

-------------------------------------------------------------------------------

         2) Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)
               ----------------------------------------------------------------
            (b)
               ----------------------------------------------------------------
-------------------------------------------------------------------------------

         3) SEC Use Only

-------------------------------------------------------------------------------

         4) Source of Funds (See Instructions) PF

-------------------------------------------------------------------------------

         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

-------------------------------------------------------------------------------

         6) Citizenship or Place of Organization  U.S.

-------------------------------------------------------------------------------

                          (7) Sole Voting Power 200,000
         Number of
         Shares Bene-     -----------------------------------------------------
          ficially        (8) Shared Voting Power
         Owned By         -----------------------------------------------------
          Each Report-    (9) Sole Dispositive Power  200,000
           ing Person     -----------------------------------------------------
         With             (10) Shared Dispositive Power

-------------------------------------------------------------------------------

         11) Aggregate Amount Beneficially Owned by Each reporting Person
                  200,000
-------------------------------------------------------------------------------

         12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

-------------------------------------------------------------------------------

         13) Percent of Class Represented by Amount in Row (11) 6.7%

-------------------------------------------------------------------------------

         14) Type of Reporting Person (See Instructions) IN

===============================================================================

                                                            SCHEDULE 13D

Item 1.           Security and Issuer.

                  $.01 Par Value Common Stock
                  Lukens Medical Corporation
                  3820 Academy Parkway North, NE
                  Albuquerque, New Mexico 87109

Item 2.           Identity and Background.

                  a) Name:          Treesa Spencer

                  b) Residence Address:              109 West Greentree Lane
                                                     Lake Mary, Florida 32746

                  c) Present Principal Occupation:   Consultant
                                                     Pro-Tec Containers, Inc.
                                                     5400 South Bryant Ave.
                                                     Sanford, Florida 32773

                  d) Reporting Person has not, during the last five years, been
                     convicted  in a   criminal  proceeding  (excluding  traffic
                     violations or similar misdemeanors).

                  e) Involvement in Certain Legal Proceedings: None

                  f) Current Citizenship: U.S.

Item 3.           Source and Amount of Funds or Other Consideration.

                  Pursuant to an Agreement of Merger and Reorganization (the "Merger Agreement") by and among Lukens Medical Corporation (the "Issuer") and its wholly owned subsidiary PTC Merger Corp. and Pro-Tec Containers, Inc., and its sole shareholder Treesa Spencer, dated as of May 12, 1997, the Issuer acquired Pro-Tec Containers, Inc. and certain patents owned by Treesa Spencer. At the closing, PTC Merger Corp. merged with and into Pro-Tec Containers, Inc. and Treesa Spencer exchanged all of the issued and outstanding shares of the common stock of Pro-Tec Containers, Inc. for 200,000 shares of the $.01 par value common stock of the Issuer and a Note in the amount of $133,413.00. In addition, Treesa Spencer transferred to the Issuer certain patents in exchange for a cash payment.

Item 4.           Purpose of Transaction.

                  The reporting person acquired the securities for investment purposes and has no plans which relate to or would result in any of the matters set forth in Item 4 to Schedule 13D.

Item 5.           Interest in Securities of the Issuer.

                  a) The reporting person, Treesa Spencer, owns 200,000 shares of the $.01 par value common stock of Lukens Medical Corporation, which constitutes 6.7 percent of the issued and outstanding common stock as of May 12, 1997.

                  b) The reporting person, Treesa Spencer, has the sole power to vote the 200,000 shares of common stock held by her.

                  c) The reporting person, Treesa Spencer, has not effected any transactions in the class of securities reported upon during the 60 days prior to the date of this document, other than the acquisition of such securities pursuant to the Merger Agreement.

                  d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the 200,000 shares of common stock of Lukens Medical Corporation owned by the reporting person, Treesa Spencer.

                  e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  In connection with the Merger Agreement, Treesa Spencer and Lukens Medical Corporation entered into a Stockholder Agreement as of May 12, 1997 which restricts acquisition of additional securities and sales of securities issued by Lukens Medical Corporation and held by Treesa Spencer. 8,346 of the 200,000 shares of stock of Lukens Medical Corporation which were acquired by Treesa Spencer pursuant to the Merger Agreement are held by the issuer in escrow pending final confirmation of the transaction consideration.

Item 7.           Material to be Filed as Exhibits.


                  1. Agreement of Merger and Reorganization, dated as of May 12, 1997, among the Issuer, PRO-TEC Containers, Inc., PTC Merger Corp., and the Reporting Person, and exhibits thereto (filed as Exhibit 1 to the Current Report on Form 8-K filed by the Issuer on May 21, 1997 (Commission File No. 1- 11109), and incorporated herein by reference).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date May 21, 1997


/s/ Treesa Spencer

Treesa Spencer